

August 9, 2011

<u>Via Facsimile</u>
Mr. Roger A. Leopard
President and CEO
CalciTech Ltd.
10 route de l'aeroport
1215 Geneva, Switzerland

> **RE: CalciTech Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed July 11, 2011**
> **File No. 0-20420**

Dear Mr. Leopard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year ended December 31, 2010</u>

<u>General</u>

1. Per review of your Form 20-F, it appears that your fiscal year-end is December 31st; however, your user profile in the EDGAR system indicates that your fiscal year-end is February 28th. As such, please change your fiscal year-end in EDGAR so that it properly reflects your December 31st fiscal year-end.

<u>Facing page</u>

2. Please revise to include the name, telephone, e-mail and/or facsimile number and address of your company contact person. See Form 20-F.

<u>4B. Business Overview, page 6</u>
<u>Synthetic Calcium Carbonate, page 6</u>

3. We note disclosure in the sixth paragraph that German government funding has been granted to support the project. Please revise to disclose details of the German government funding including, but not limited to, the amount, timeframe of funding and the material terms of the funding.

<u>Item 15. Controls and Procedures, page 34</u>
<u>(a) Disclosure Controls and Procedures, page 34</u>

4. We note your statements that: (1) your management believes that your disclosure controls and procedures provide a "reasonable level of assurance" and (2) a "control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please amend your Form 20-F to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

5. We note the description of disclosure controls and procedures included in your certifying officers' conclusion regarding effectiveness. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate whether your certifying officers concluded that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Please revise to disclose in your amended Form 20-F that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules and include the full definition of disclosure controls and procedures. Alternatively, you may simply state in your amended Form 20-F that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

<u>Exhibits 12.1, 12.2 and 13.1</u>

6. We note that the first paragraphs of exhibits 12.2 and 13.1 refer to the fiscal year ended December 31, 2011. Also, we note that the introductory language included in paragraph 4 of Exhibits 12.1 and 12.2 does not include the disclosure related to internal control over financial reporting as required by the Instruction to Exhibit 12 of the Form 20-F. Please

amend your Form 20-F to include exhibit 12.2 and 13.1 certifications with the correct date and to include in exhibits 12.1 and 12.2 the disclosure relating to internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Tracey Houser, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief